Triton International Completes Acquisition of Global Container International HAMILTON, Bermuda--(BUSINESS WIRE)—July 1, 2025 – Triton International Limited (“Triton” or the “Company”) today announced that it has completed its previously announced acquisition of Global Container International LLC (“GCI”). GCI operates a container fleet of approximately half a million TEU and its customers include many of the world’s largest shipping lines. Brian Sondey, Triton’s Chief Executive Officer commented, “We are pleased to complete this transaction and integrate GCI’s complementary container fleet and well-structured long-term lease portfolio into Triton. This acquisition will enable us to further enhance the value and service we deliver to our customers.” About Triton Triton International Limited is the world’s largest lessor of intermodal freight containers. With a container fleet of approximately 7 million twenty-foot equivalent units (“TEU”) of owned and managed containers, Triton’s global operations include acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. Important Cautionary Information Regarding Forward-Looking Statements Certain statements in this press release may constitute "forward-looking statements" within the meaning of U.S. federal securities laws. Actual results could differ materially from those contained in the forward-looking statements. Factors that could cause actual results to differ materially include the following: risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits will not be realized or will not be realized within expected time periods; negative effects of the consummation of the acquisition on Triton’s business relationships and operating results; diversion of management time on transaction- related issues; significant transaction costs; Triton assuming unexpected risks, liabilities and obligations of the acquired business; the risk of litigation related to the acquisition; financial market conditions, including continued availability of capital and rating agency actions; other business effects and uncertainties, including the effects of general industry, market, economic, political or regulatory conditions and government policies, including uncertainties regarding global tariffs and trade; and other factors, many of which are described in Triton’s filings with the U.S. Securities and Exchange Commission (the "SEC"), including its annual report on Form 20-F and subsequent filings, which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Exhibit 99.1

Contacts Jeremy Glick VP, Treasurer Tel: +1 (914) 697-2900 Email: jglick@trtn.com